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                                                                       EXHIBIT 1

          Littlejohn Fund II, L.P.           Quilvest American Equity Ltd.
           155 East Putnam Avenue           c/o Three Cities Research, Inc.
            Greenwich, CT 06830                   650 Madison Avenue
                                                  New York, NY 10022


                                                                January 16, 2001

Board of Directors of
Pameco Corporation
651 Corporate Circle
Suite 200
Golden, CO 80401

Gentlemen:

     On behalf of Littlejohn Fund II, L.P. ("Littlejohn") and Quilvest American Equity Ltd. ("Quilvest" and together with Littlejohn, the "Buyers"), we are pleased to make the following proposal to acquire all of the outstanding shares of common stock of Pameco Corporation (the "Company").

     1.  Price and Structure.  The Buyers are prepared to acquire all of the
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outstanding shares of common stock of the Company for a cash purchase price of
$0.40 per share. The terms and conditions of the proposed transaction will be set forth in the Definitive Agreement (as defined below). It is currently contemplated that the transaction will be structured as a merger of a newly-formed wholly-owned subsidiary of the Buyers with and into the Company.

     2.  Principal Conditions.  The Buyers' proposal is conditioned upon your
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acceptance thereof not later than 5:00 p.m. New York City time on February 7,
2001. Consummation of the transaction would be further conditioned upon the following:

         a. Negotiation and execution of a definitive purchase agreement with respect to the transaction in form and substance satisfactory to the Buyers (the "Definitive Agreement") and the satisfaction of the conditions set forth therein;

         b. Approval by a special committee of the board of directors of the Company consisting solely of directors who are not affiliated with either Littlejohn or Quilvest;

         c. Approval by the investment committees and boards of directors of Littlejohn and Quilvest, respectively;

         d. Receipt of necessary consents from the Company's existing senior and subordinated lenders such that such indebtedness will remain outstanding after the closing on substantially the same terms and conditions as presently in effect; and
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         e.  The absence of any material adverse change in the financial condition, results of operation, assets, liabilities or business of the Company.

         This proposal is not conditioned upon, nor will the Definitive Agreement include a condition relating to, the Buyers' obtaining financing for the transaction.

     3.  Legal Effect.  Neither we nor you shall have any legal obligation to
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each other arising out of this letter, and neither this letter nor your acceptance of our proposal shall constitute an obligation or commitment of any party to negotiate or enter into the Definitive Agreement.

     As you are aware, we have a Schedule 13D on file with the SEC disclosing our investment in the Company. We plan to amend such Schedule 13D to disclose that we have made a proposal to purchase all of the outstanding shares of common stock of the Company. We will attach a copy of this letter to such amendment. We anticipate filing such amended Schedule 13D promptly after the date hereof.

     We look forward to your response and to working with you on this transaction. Any questions concerning this letter should be directed to Angus
C. Littlejohn, Jr. at (203) 552-3505.

                                    Very truly yours,

                                    LITTLEJOHN FUND II, L.P.
                                    By:  Littlejohn Associates II, L.L.C.,
                                         General Partner

                                         By:______________________________
                                            Name:  Angus C. Littlejohn, Jr.
                                            Title: Manager

                                    QUILVEST AMERICAN EQUITY LTD.


                                    By:___________________________
                                       Name:  Willem F.P. de Vogel
                                       Title: Attorney-in-Fact